SilverBox Engaged Merger Corp I

8801 Calera Dr.

Austin, Texas 78735

VIA EDGAR

February 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Levenberg, Staff Attorney

Re:	SilverBox Engaged Merger Corp I

Amendment No. 1 to Registration Statement on Form S-1

Filed February 18, 2021

File No. 333-252827

Dear Mr. Levenberg:

SilverBox Engaged Merger Corp I (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 24, 2021, regarding Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on February 18, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page, page 1

1.	We note your disclosure that Engaged Capital, LLC (and/or its affiliates), intends to commit, pursuant to a forward purchase agreement, to purchase 10,000,000 forward purchase shares for gross proceeds of $100,000,000 to occur concurrently with the consummation of your initial business combination. We further note that you have filed a "form of" forward purchase agreement as an exhibit with your registration statement. Please confirm that once you have entered into the agreement, you will file the executed agreement as an exhibit with your registration statement. If you do not intend on entering into such agreement, please update your disclosures accordingly to disclose that you may not receive any or all of these forward purchase agreement proceeds and any related attendant risks.

As discussed with the Staff, we respectfully submit that we will enter into the forward purchase agreement on the date of the effectiveness of the Registration Statement and will file the executed forward purchase agreement as an exhibit to our Current Report on Form 8-K to be filed within four (4) business days of the effectiveness of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Division of Corporation Finance

February 24, 2021

Sincerely, /s/ Stephen M. Kadenacy Stephen M. Kadenacy, Chief Executive Officer SilverBox Engaged Merger Corp I

cc:	Lijia Sanchez, Esq.